Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 26, 2005

List of materials

Documents attached hereto:


i) Press release announcing Results of Subsidiary Tracking Stock

                                                           Sony Corporation
                                                           6-7-35 Kitashinagawa
                                                           Shinagawa-ku
                                                           Tokyo, 141-0001 Japan

                                                           No.05-062E
                                                           2005/10/26
                                                           15:00

Subsidiary Tracking Stock
Sony Communication Network Corporation
Consolidated Financial Results for the Three-month and Six-month Periods ended September 30, 2005

Sony Communication Network Corporation (hereinafter, the "SCN Group"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the second quarter ended September 30, 2005 (the period from July 1, 2005 to September 30, 2005) and the six-month period ended September 30, 2005 (the period from April 1, 2005 to September 30, 2005).

These results are based on the generally accepted accounting standards of Japan.

- During the quarter, increased sales but decreased profitability compared to year earlier period. Although Portal Services turned in a positive performance, there were increased costs for new subscriber acquisitions.

   During the quarter under review, sales increased 5.3% compared with the year earlier period, to 10,545 million yen. This was due to increased sales in the category of Portal Services. However, profitability decreased at each stage due to a focus on customer acquisition activities. An operating loss of 45 million yen was recorded, compared with an operating profit of 780 million yen in the year earlier period; an ordinary loss of 44 million yen was recorded, compared to an ordinary profit of 720 million yen; and a net loss of 392 million yen was recorded, compared with a net profit of 2,367 million yen.

- Subscribers at 2.81 million; big increase in broadband subscribers, especially for FTTH.

   At the end of the quarter under review, the number of So-net subscribers totaled 2.81 million, an increase of 22.3% over the total of 2.29 million at the end of the year earlier period. Within this, the number of new broadband subscribers was 44,000, which was three times that of the year earlier period. The total number of broadband subscribers at the end of the quarter under review was 730,000, an increase of 26.0% over the total of 580,000 at the end of the year earlier period.

- Connection Services see decreased revenue due to the effects of promotional campaigns, but increased sales for Portal Services compensates.

   Sales of Connection Services (see note 1) decreased 8.9% from the year earlier period, to 6,641 million yen, due to the effects of both promotional campaigns that offer free installation and usage fees and the decline in narrowband subscribers. Sales in Portal Services (see note 2) increased by 43.5% from the year earlier period, to 3,904 million yen, due to an increase of content revenue, merchandise sales, advertising revenue and others.

   Note 1: The sales category known as "Internet provider services" through the fiscal year ended March 31, 2005 is now known as "Connection Services." There has not been any change in the sales breakdown of this category.

   Note 2: Until the end of the fiscal year ended March 31, 2005, the sales categories known as "Internet-related services" and "Merchandise sales" were recorded separately. However, because web contents and sales of goods are both related, from this year, they are now consolidated into one category called "Portal Services." Within this, during the quarter under review, sales of "Merchandise sales" were 319 million yen.



Consolidated Results for the three-months ended September 30, 2005

                                                           (Millions of Yen)
                                      Three-months ended September 30
                                 2004              2005            Change (%)
Sales                          10,010            10,545             +5.3
Operating income (loss)           780               (45)              --
Ordinary income (loss)            720               (44)              --
Net income (loss)               2,367              (392)              --


Consolidated Results for the six-months ended September 30, 2005

                                                            (Millions of Yen)
                                      Six-months ended September 30
                                 2004              2005            Change (%)
Sales                          19,640            20,561             +4.7
Operating income (loss)         1,500               (35)              --
Ordinary income                 1,491                66            (95.6)
Net income                      2,760             9,911           +259.1


Summary of Consolidated Operations (July 1, 2005 to September 30, 2005)

Regarding sales, during the quarter under review, sales increased 5.3% to 10,545 million yen, compared with 10,010 million yen in the year earlier period.

In the category of Connection Services, in conjunction with active customer acquisition efforts, as in the prior quarter, particularly for FTTH, the number of So-net broadband subscribers increased by 150,000 compared to the end of the year earlier period, to 730,000. However, with the effects of free promotional campaigns, which offer free installation and monthly usage, as well as of the decline in narrowband users, sales in this category declined.

On the other hand, in the category of Portal Services, sales increased due to an increase of revenue from content revenue aimed at cellular phones devices, air ticket sales at Skygate Co., Ltd. and advertising revenue.

Furthermore, the total number of So-net subscribers increased by 520,000 from the end of the year earlier period, to 2,810,000. This was mainly a result of increases in broadband subscribers and, from the quarter under review, the integration as So-net subscribers of 210,000 members of "Television Kingdom," an EPG (electronic programming guide).

Regarding operating income, during the quarter under review, an operating loss of 45 million yen was recorded, compared with operating income of 780 million yen in the year earlier period. This was a result of large increases in customer acquisition costs including such items as acquisition commissions and sales promotion expenses aimed at active efforts in the area of customer acquisitions, particularly for FTTH. This also resulted from expenditure for line connection costs incurred during the free promotional campaigns.

Regarding ordinary income, during the quarter under review, an ordinary loss of 44 million yen was recorded, compared with ordinary income of 720 million yen in the year earlier period. Within this, net non-operating income improved over the year earlier period, the reason being the recording of equity in net income of 25 million yen, stemming from strong results in equity affiliate DeNA, Co., Ltd.

Regarding net income before income taxes, during the quarter under review, a net loss before income taxes of 142 million yen was recorded, compared with net income before income taxes of 3,604 million yen in the year earlier period. During the quarter under review, factors affecting net income (loss) before income taxes included a revaluation of investment securities of 49 million yen and a one-time transfer allowance of 78 million yen that was recorded as an extraordinary loss.

As a result, the total income tax charges, including both income tax current and income tax deferred were 155 million yen. Furthermore, minority interest income of 96 million yen, compared with 10 million yen in the year earlier period, was recorded, due to increased profitability, and an increase in the minority interest, at So-net M3 Inc.

Regarding net income, a net loss of 392 million yen was recorded, compared with net income of 2,367 million yen in the year earlier period.


Sales by Category


Three-months ended September 30, 2005

                   Three-months   Percentage Three-months    Percentage Year-on-
                   ended          of total   ended September of total   year
                   September 30,  (%)        30, 2005        (%)        change
                   2004 (millions            (millions of               (%)
                   of yen)                   yen)
Connection                  7,290       72.8           6,641       63.0   (8.9)
 Services(1)
Portal Services(2)          2,721       27.2           3,904       37.0  +43.5
Total                      10,010      100.0          10,545      100.0   +5.3

Six-months ended September 30, 2005

                   Six-months     Percentage Six-months      Percentage Year-on-
                   ended          of total   ended September of total   year
                   September 30,  (%)        30, 2005        (%)        change
                   2004 (millions            (millions of               (%)
                   of yen)                   yen)
Connection                 14,608       74.4          13,475       65.5    (7.8)
 Services(1)
Portal Services(2)          5,033       25.6           7,085       34.5   +40.8
Total                      19,640      100.0          20,561      100.0    +4.7


Note 1: The sales category known as "Internet provider services" through the fiscal year ended March 31, 2005 is now known as "Connection Services." There has not been any change in the sales breakdown of this sales category.

Note 2: Until the end of the fiscal year ended March 31, 2005, the sales categories known as "Internet-related services" and "Merchandise sales" were recorded separately. However, because web contents and sales of goods are both related, from this year, they are now consolidated into one category called "Portal Services." Within this, during the quarter under review, sales of "Merchandise sales" were 319 million yen, compared with 258 million yen in the year earlier period. For the six-month period under review, the figures were 717 million yen and 454 million yen, respectively.

Operating revenue

Connection Services

In this category, the SCN Group has aggressively worked to acquire new customers for its connection service plans, especially for FTTH. The SCN Group has been carrying out customer acquisition activities primarily at volume retailers and retailing sales agents.

As a result, the number of new broadband subscribers during the quarter under review, 44,000, was three times that of the year earlier period. At the end of the quarter under review, the number of broadband subscribers was 730,000, an increase of 26.0% over the year earlier number of 580,000. Furthermore, they accounted for 26% of the total number of So-net subscribers.

During the quarter under review, sales of Connection Services were 6,641 million yen, a decrease of 8.9% compared with the year earlier period. The reason for the decline in revenue in this category was the number of narrowband subscribers decreased and there was the effect of free promotional campaigns. Such sales accounted for 63.0% of total sales.

Portal Services

In this category, sales such as content revenue aimed at cellular phones devices, air ticket sales at Skygate, Co., Ltd. and advertising revenue showed favorable performance.

As a result, sales in this category during the quarter under review increased 43.5% compared with the year earlier period, to 3,904 million yen. Sales in this category accounted for 37.0% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following five consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., So-net M3 U.S.A. Corp., Medi C&C Co. Ltd., and Skygate, Co., Ltd. The SCN Group includes the following two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd.

During the quarter under review, So-net M3 Inc., which offers marketing support for medically-related companies, saw membership at "m3.com," a sight for medical professionals, top 110,000. Also, there was an increase in sales due to such factors as an increase in the number of customer businesses.

At Skygate, Co., Ltd., turnover of air ticket, travel service products increased, especially in the July through September period.

Also, during the quarter under review, equity in net income of affiliated companies of 25 million yen was recorded, compared with 4 million yen in the year earlier period. This was largely due to results at DeNA Co., Ltd.'s, which has seen a steady increase in the number of fee-paying users, including at its affiliate network for mobile phones, "Pocket Affiliate," and at its mobile phone service "Mobaoku," which, from July 1, 2005, introduced monthly fees for its mobile phone service. Also, revenue related to settlement, and advertising sales have also grown at DeNA.

In conjunction with the recent expansion of the music download market, Label Gate Co., Ltd. also saw increases in available songs and the number of paid downloads. However, as before, profitability continued to be tough.


Cash Flow (for the period April 1, 2005 to September 30, 2005)

Cash and cash equivalents were 25,509 million yen at the end of the six-month period ended September 30, 2005, an increase of 17,075 million yen from the end of the year earlier period, and an increase of 14,869 million yen from March 31, 2005. During the six-month period under review, the SCN Group used 2,784 million yen of cash in operating activities, generated 17,645 million yen of cash in investing activities, and saw no change in cash in financing activities.

Cash flows from operating activities

During the six-month period ended September 30, 2005, regarding cash flows from operating activities, the SCN Group used 2,784 million yen, compared with the six-month period ended September 30, 2004 when the SCN Group generated 1,812 million yen. During the six-month period under review, although the SCN Group recorded net income before income taxes of 17,763 million yen, such income included 17,795 million yen of gain on sale of investment in affiliate and subsidiary stock, which is income related to cash flow from investing activities. Also, compared to the year earlier period, payments for income taxes increased greatly. Furthermore, during the six-month period under review, included in net income before income taxes were non-cash depreciation expense of 429 million yen and amortization of goodwill of 143 million yen.

Cash flows from investing activities

During the six-month period ended September 30, 2005, regarding cash flows from investing activities, the SCN Group generated 17,645 million yen, compared with the six-month period ended September 30, 2004 when the SCN Group generated 2,240 million yen. The main factor in the period under review was the cash proceeds from sale of investment in affiliate and subsidiary stock of 18,499 million yen as a result of sales of stock in consolidated subsidiary So-net M3 Inc. and affiliated company accounted for by the equity method DeNA Co., Ltd. Also, the SCN Group recorded payment for acquisition of intangible assets of 623 million yen for systems and homepage development for connection services and e-commerce activities, compared to payments of 338 million yen in the year earlier period.

Cash flows from financing activities

During the six-month period ended September 30, 2005, regarding cash flows from financing activities, the SCN Group did not carry out any financing or repayment activities.



Condensed Consolidated Statements of Income
For the three-months ended September 30, 2005 (unaudited)      (Millions of yen)

                                            Three-months ended September 30
                                            2004             2005        Change
Sales                                         10,010            10,545      5.3%
Cost of sales                                  5,766             6,453
Gross profit                                   4,245             4,091
Selling, general and administrative            3,465             4,136
 expenses
Operating income (loss)                          780               (45)      --%
Non-operating income
  Equity in net income of affiliated       4                 25
   companies
  Other                                    9      13         18     42
Non-operating expenses                            73                41
Ordinary income (loss)                           720               (44)      --%
Extraordinary gain
  Gain on sale of investment in        2,344                  -
   affiliate and subsidiary stock
  Gain on issuance of stock by equity  1,821                  2
   investee
  Reversal of allowance for bad debt       -                 27
  Gain on sale of fixed assets            25   4,191          -     29
Extraordinary loss
  Loss on revaluation of investments     878                 49
   in other securities
  Loss on impairment of long-lived       295                  -
   assets
  Provision for allowance for doubtful   133                  -
   accounts
  Loss on issuance of stock by equity      1                  -
   investee
  One-time transfer allowance              -   1,307         78    126
Net income (loss) before income                3,604              (142)      --%
 taxes
Income tax current                     1,241                116
Income tax deferred                      (15)  1,226         39    155
Minority interest income                          10                96
Net income (loss)                              2,367              (392)      --%


For the six-months ended September 30, 2005                    (Millions of yen)

                                          Six-months ended September 30
                                           2004              2005         Change
Sales                                         19,640            20,561     4.7%
Cost of sales                                 11,184            12,005
Gross profit                                   8,457             8,556
Selling, general and administrative            6,956             8,591
 expenses
Operating income (loss)                        1,500               (35)     --%
Non-operating income
  Equity in net income of affiliated       9                 99
   companies
  Other                                   64      74         51    151
Non-operating expenses                            83                50
Ordinary income                                1,491                66   (95.6)%
Extraordinary gain
  Gain on sale of investment in        2,344             17,795
   affiliate and subsidiary stock
  Gain on issuance of stock by equity  1,821                  4
   investee
  Reversal of allowance for bad debt       -                 27
  Gain on sale of fixed assets            25   4,191          - 17,827
Extraordinary loss
  Loss on revaluation of investments     878                 49
   in other securities
  Loss on impairment of long-lived       295                  -
   assets
  Provision for allowance for doubtful   133                  -
   accounts
  Loss on issuance of stock by equity      1                  3
   investee
  One-time transfer allowance              -   1,307         78    129
Net income before income taxes                 4,374            17,763   306.1%
Income tax current                     1,440              8,033
Income tax deferred                      154   1,594       (327) 7,706
Minority interest income                          21               146
Net income                                     2,760             9,911   259.1%

Condensed Consolidated Balance Sheets

                                                              (Millions of yen)

                                       September 30   March 31  September 30,
ASSETS                                         2004       2005         2005
Current assets                               13,525     16,052       32,342
  Cash and bank deposit                       3,237      3,861        4,001
  Notes and account receivable, trade         3,764      3,755        3,898
  Inventories                                   143        212          275
  Deposits in Sony group company              5,198      6,779       21,508
  Other                                       1,243      1,513        2,769
  Allowance for bad debt                        (60)       (69)        (109)
Noncurrent assets                             4,261      5,039        4,800
  Property, plant and equipment                 229        181          275
     Furniture and fixtures                     142        122          195
     Other                                       87         59           79
Intangible assets                             2,150      2,126        2,389
     Software                                 1,505      1,576        1,794
     Goodwill                                   567        425          415
     Other                                       78        126          181
Investment and other assets                   1,882      2,732        2,136
     Investment in affiliates and others        660      1,471        1,380
     Other                                    1,320      1,380          848
     Allowance for bad debt                     (98)      (119)         (92)
Total assets                                 17,786     21,091       37,142

LIABILITIES, MINORITY INTEREST AND
STOCKHOLDERS' EQUITY
Current liabilities                           6,225      8,092       13,427
  Account payable, trade                      2,561      2,553        2,840
  Account payable, other                      1,174      1,712        5,315
  Accrued expense                             1,322      1,936        1,535
  Accrued income taxes                          465        877        2,897
  Accrued bonuses                               226        244          289
  Accrued customer incentive program            138        145          229
  Other accruals                                  2          4            5
  Other                                         336        621          317
Long-term liabilities                           460        388          346
  Accrued severance costs for employees         105        111          127
  Accrued severance indemnities for              55         49           60
   directors
  Other                                         300        228          159
Total liabilities                             6,685      8,481       13,773
Minority interest                               704        840        1,701
  Common stock                                5,246      5,246        5,246
  Additional paid-in capital                  4,765      4,765        4,765
  Retained earnings                             386      1,734       11,644
  Unrealized gain on investment securities        1         27           15
  Foreign currency translation adjustments       (1)        (0)          (2)
Total stockholders' equity                   10,397     11,771       21,668
Total liabilities, minority interest and     17,786     21,091       37,142
 stockholders' equity



Consolidated Statements of Additional Paid-in Capital and Retained Earnings

                                                               (millions of yen)

Item                              Six-months ended      Six-months ended
                                  September 30, 2004    September 30, 2005

Additional Paid-in Capital
    Balance at beginning of                    4,765                 4,765
     fiscal year
    Balance at the end of period               4,765                 4,765
Retained Earnings (Accumulated
 Losses)
    Balance at beginning of                   (2,373)                1,734
     fiscal year
    Increase
        Net income                             2,760                 9,911
    Balance at the end of period                 386                11,644

Consolidated Statements of Cash Flow

                                                               (Millions of yen)

                                                   Six-months ended September 30
                                                       2004            2005
I. Cash flows from operating activities
     Net income before income taxes                   4,374           17,763
     Depreciation and amortization                      371              429
     Loss on impairment of long-lived assets            295                -
     Amortization for goodwill                          142              143
     Equity in net income of affiliated companies        (9)             (99)
     Gain on issuance of stock by equity investee    (1,821)              (4)
     Loss on issuance of stock by equity investee         1                3
     Loss on revaluation of investments in other        878               49
      securities
     Gain on sale of investment in affiliate and     (2,344)         (17,795)
      subsidiary stock
     Stock issuance costs                                13                -
     Increase (decrease) in accrued bonuses             (14)              45
     Increase in accrued severance costs for employees   12               11
     Increase in accrued severance indemnities for        9               11
      directors
     Increase (decrease) in allowance for bad debt      134              (27)
     Increase in customer incentive program              57               84
     Increase in other accruals                           2                1
     Interest income                                     (3)              (9)
     Interest expense                                     0                0
     Foreign exchange loss                                -               (4)
     Loss on disposal of tangible fixed assets           46               32
     Loss on sales of tangible fixed assets               0                -
     Gain on sales of tangible fixed assets             (25)               -
     Decrease (increase) in account receivable, trade   127             (138)
     Increase in inventories                            (14)             (62)
     Increase in other current assets                  (172)            (529)
     Increase in accounts payable, trade                 97              287
     Decrease in accrued expenses                      (388)            (403)
     Decrease in other current liabilities              (82)            (186)
Sub Total                                             1,686             (402)
     Receipt of interest                                  3                9
     Payments for interest                               (0)              (0)
     Receipt (payment) for income taxes                 124           (2,391)
Net cash provided by (used in) operating              1,812           (2,784)
 activities


                                                               (Millions of yen)
                                                   Six-months ended September 30
                                                       2004            2005
II. Cash flows from investing activities
     Payment for securities investment                  (10)             (55)
     Proceeds from sales of investment in affiliate   2,577           18,499
      and subsidiary stock
     Payment for acquisition of fixed assets             (9)            (147)
     Proceeds from sales of fixed assets                 25                -
     Payment for acquisition of intangible assets      (338)            (623)
     Payment for rent deposits                           (2)              (2)
     Proceeds from rent deposits                          -               56
     Payments for long term prepaid expenses            (15)             (10)
     Net proceeds as a result of acquiring subsidiary     -               27
      company
     Payments for loan                                  (24)            (136)
     Repayment of loan                                   35               36
    Net cash provided by investing activities         2,240           17,645
III. Cash flows from financing activities
     Proceeds from issuance of subsidiary stock       2,201                -
    Net cash provided by financing activities         2,201                -
IV. Effect of exchange rate difference on cash and       (0)               8
    cash equivalents
V. Increase in cash and cash equivalents              6,253           14,869
VI. Cash and cash equivalents at beginning of year    2,182           10,640
VII. Cash and cash equivalents at end of the          8,434           25,509
     period

(Notes)
1. Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.

(For reference)

                                                               (Millions of yen)
                               Three-months ended  Three-months ended   Change
                               September 30, 2004  September 30, 2005      (%)
Increase in fixed assets                       8                  18    128.6
Increase in intangible assets                277                 232    (16.2)
Depreciation of fixed assets*                 18                  28     51.1
Amortization of intangible                   148                 178     20.5
assets*


                                                               (Millions of yen)
                               Six-months ended    Six-months ended     Change
                               September 30, 2004  September 30, 2005       (%)
Increase in fixed assets                      10                 156   1,396.3
Increase in intangible assets                360                 628      74.3
Depreciation of fixed assets*                 35                  52      48.4
Amortization of intangible                   289                 337      16.5
assets*

* Includes loss on impairment of long-lived assets (excluding amounts related to leased assets).

Consolidated Results Forecast

With regards to the forecast for consolidated results for the year ending March 31, 2006, the SCN Group is not announcing any changes to the revised forecast that was announced on September 12, 2005.

For reference, the forecast announced on September 12, 2005 was as follows:

                              (Millions of yen)
Consolidated Results  Forecast             Year-on-year Change
Sales                 43,500                       +11%
Operating income         500                       (81%)
Ordinary income          700                       (72%)
Net income            10,200                       +148%



Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.